File No. 70-8955

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                            AMENDMENT NO. 3 to
                                 FORM U-1

               DECLARATION WITH RESPECT TO AUTHORIZATION OF
       A REVOLVING CREDIT FACILITY FOR EASTERN UTILITIES ASSOCIATES
                      AND CERTAIN OF ITS SUBSIDIARIES

                                   UNDER

              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                   EASTERN UTILITIES ASSOCIATES ("EUA")
                P.O. Box 2333, Boston, Massachusetts 02107

             BLACKSTONE VALLEY ELECTRIC COMPANY ("BLACKSTONE")
              Washington Highway, Lincoln, Rhode Island 02865

                    EASTERN EDISON COMPANY ("EASTERN")
            110 Mulberry Street, Brockton, Massachusetts  02403

                     MONTAUP ELECTRIC COMPANY ("MECO")
                P.O. Box 2333, Boston, Massachusetts 02107

                 NEWPORT ELECTRIC CORPORATION ("NEWPORT")
               12 Turner Road, Middleton, Rhode Island 02840

                 (Names of companies filing this statement
            and addresses of their principal executive offices)

                       EASTERN UTILITIES ASSOCIATES

                  (Name of top registered holding company
                     parent of applicant or declarant)

                    CLIFFORD J. HEBERT, JR., TREASURER
                       EASTERN UTILITIES ASSOCIATES
                P.O. Box 2333, Boston, Massachusetts 02107

                  (Name and address of agent for service)

             The Commission is requested to mail signed copies
               of all orders, notices and communications to:

                         ARTHUR I. ANDERSON, P.C.
                          McDermott, Will & Emery
                              75 State Street
                        Boston, Massachusetts 02109

     This Amendment No. 3 (the "Amendment") amends the Declarants' Declaration on Form U-1 dated November 8, 1996, as amended by Amendment No. 1 dated December 2, 1996 and Amendment No. 2 dated January 29, 1997.

1. Item 2 is hereby amended and restated in its entirety to read as follows:

ITEM 2.   FEES, COMMISSIONS, AND EXPENSES.

     The fees, commissions and expenses of the Declarants expected to be paid or incurred, directly or indirectly, in connection with the transaction described above are estimated as follows:

     Company Legal Fees                           $ 25,000
     Lenders' Legal Fees                          $ 75,000
     Administrative and Agency Fees               $ 57,500
     Miscellaneous                                $ 10,000
     TOTAL                                        $167,500


2. Item 6 is hereby amended and restated in its entirety to read as follows:

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS (* denotes filed herewith)

                         (+ Confidential treatment requested.)
     (a)  Exhibits.

              *Exhibit B-1         Form of Revolving Credit Agreement

               Exhibit B-2         Preliminary Terms and Conditions of
                                   Facility (previously filed)

              *Exhibit F           Opinion of Counsel

              *Exhibit H           Proposed Form of Notice

     (b) Financial Statements (previously filed).

          +    b-1  Projected Cash Flow Statement of EUA (parent company
                    only) for 1997-2001

          +    b-2  Projected Cash Flow Statement of Blackstone for 1997-
                    2001

          +    b-3  Projected Cash Flow Statement of Eastern for 1997-2001

          +    b-4  Projected Cash Flow Statement of Montaup for 1997-2001

          +    b-5  Projected Cash Flow Statement of Newport for 1997-2001

          +    b-6  Projected Cash Flow Statement of Cogenex for 1997-2001

          +    b-7  Projected Cash Flow Statement of Ocean State for 1997-
               2001

          +    b-8  Projected Cash Flow Statement of ESC for 1997-2001




                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned Declarants has duly caused this statement to be signed on its behalf by the undersigned duly authorized individual.


                              EASTERN UTILITIES ASSOCIATES,
                              BLACKSTONE VALLEY ELECTRIC COMPANY,
                              EASTERN EDISON COMPANY,
                              MONTAUP ELECTRIC COMPANY, and
                              NEWPORT ELECTRIC CORPORATION,



                              By:  /s/ Clifford J. Hebert, Jr.
                                   Clifford J. Hebert, Jr.
                                   Treasurer


Dated:  March 27, 1997